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                                       File No. 70-8261

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                             to the

               SECURITIES AND EXCHANGE COMMISSION

                               by

            GRANITE STATE ELECTRIC COMPANY (Granite)
         MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
          NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
        THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
      NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
             NEW ENGLAND ENERGY INCORPORATED (NEEI)
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC. (Mass Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
           NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)
               NEW ENGLAND ELECTRIC SYSTEM (NEES)


    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Orders of the Securities and Exchange Commission dated October 29, 1993 and December 1, 1993 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Orders of the Commission.

    During the quarter ended September 30, 1995, Borrowing Companies made new money borrowings as indicated in Exhibit A-1 hereto, the proceeds of which were used to pay construction costs or to reimburse the treasury therefor, to retire outstanding securities, to repay money pool borrowing, or to repay maturing commercial paper or bank loans which were issued in the third instance to pay construction costs or to reimburse the treasury therefor, and for other corporate purposes. The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.

    No funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or in a foreign utility company.

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                           SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate of Notification, Commission's File No. 70-8261, to be signed on its behalf by the undersigned officers thereunto duly authorized.

                NEW ENGLAND ELECTRIC SYSTEM
                MASSACHUSETTS ELECTRIC COMPANY
                NEW ENGLAND POWER COMPANY
                NEW ENGLAND POWER SERVICE COMPANY

                    s/Michael E. Jesanis

                By
                  Michael E. Jesanis, Treasurer


                THE NARRAGANSETT ELECTRIC COMPANY

                    s/John G. Cochrane

                By
                  John G. Cochrane, Assistant Treasurer


                GRANITE STATE ELECTRIC COMPANY

                    s/Howard W. McDwoell

                By
                  Howard W. McDowell, Treasurer


                NARRAGANSETT ENERGY RESOURCES COMPANY
                NEW ENGLAND ENERGY INCORPORATED
                NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
                NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
                NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.

                    s/John G. Cochrane

                By
                  John G. Cochrane, Treasurer

Date:  November 13, 1995

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.